Mail Stop 3561

March 3, 2006

Jehu Hand, President
Maritime Partners, Ltd.
24351 Pasto Road, Suite B
Dana Point, CA 92629

> **Re:**   **Maritime Partners, Ltd.**
> **Form 10-KSB/A for Fiscal Year Ended June 30, 2005**
> **Filed February 15, 2006**
> **File No. 0-30597**

Dear Mr. Hand:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended June 30, 2005

Item 14 Controls and Procedures

1.   Please amend the form to include required disclosures relating to controls and procedures under Item 8A of the form and not as Item 14. Please note the disclosure in Item 8A should state, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to your management,

including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Forms 10-QSB as of September 30, and December 31, 2005

2.   Please revise the Forms 10-QSB to address our above comment on disclosure relating to controls and procedures.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before March 24, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies